Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

PROCESSED
APR 09 2004
THOMSON FINANCIAL

April 1, 2004

RECEIVED APR 05 2004 SEC MAIL PROCESSING SECTION WASH. D.C.

04024135

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
File Number 82-2544

SUPPL

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iv), the following is an updated and revised list of the information that Nintendo Co., Ltd., a corporation incorporated under the laws of Japan (the "Company"), (i) is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) is required to file with any stock exchange and which has been made public by such exchange or (iii) distributes to its security holders. The updated list below also sets forth timing requirements and the source of the publication requirement.

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Annual Securities Report (including Audited Financial Statements) and any amendment thereto	Within three months after the end of fiscal year (on or prior to the last day of June)	Article 24(1), 24-2(1) of Securities and Exchange Law of Japan (the "Securities Law")
Semi-Annual Securities Report (including Interim Financial Statements) and any amendment thereto	Within three months after the end of interim period (on or prior to the last day of December)	Article 24-5(1), (5) of the Securities Law
Extraordinary Report and any amendment thereto	Without delay after the occurrence of any of the events listed in a regulations under the Securities Law	Article 24-5(4), (5) of the Securities Law

dlw 4/8

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Securities Registration Statement and any amendment thereto or Shelf Registration Statement, any amendment thereto and Supplemental Documents thereto	Prior to the public offering or secondary distribution of securities	Article 4, 5, 7, 23-3(1), 23-4, 23-8(1) of the Securities Law
Report as to Acquisition of its own Shares by the Company and any amendment thereto	By the 15th day of each month after the resolution of shareholders' meeting until the next shareholders' meeting	Article 24-6(1), (3) of the Securities Law
Tender Offer Registration Statement and Tender Offer Report for Acquisition of its own Shares	At the time of commencement of such tender offer and immediately after the end of the tender offer period	Article 27-22-2 of the Securities Law
Brief Statement of Annual Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Interim Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Notice or Announcement in Relation to Material Information as to the Company's Business etc., Which can Significantly Impact an Investor's Decision with respect to the Company (if any)	Promptly after the occurrence of the event giving rise to such issues	Rules on Timely Disclosure of Listed Securities in the Exchanges
Annual Business Report to Shareholders	None	None
Semi-Annual Business Report to Shareholders (if any)	None	None
Notice of General Meeting of Shareholders, including Balance Sheet, Statement of Income, Operating Report and Proposal for Appropriation of Retained Earning and Business Report (*eigyo hokokusho*) in the case of Ordinary General Meeting of Shareholders	Notice must be dispatched at least two weeks prior to the meeting.	Article 232, 283 of the Commercial Code of Japan
Notice of Resolutions of General Meeting of Shareholders	None	None

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice of Interim Dividend decided by Board of Directors	None	None
Public Announcement	Generally without delay when available	The Commercial Code of Japan or Securities Law
Annual Report (if any)	None	None
Overview of First Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of Third Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,
NINTENDO CO., LTD.

Yoshihiro Mori

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

April 2, 2004

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Report as to Acquisition of its own Shares by the Company; and
- Notice of Financial Forecast Modifications

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosures

(Summary Translation)
File Number: 82-2544

April 1, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:

Acquisition term: March 1, 2004 through March 31, 2004
Number of shares acquired: None
Acquisition amount: N/A

As of March 31, 2004:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares

(Summary translation)
File Number: 82-2544

To whom it may concern

April 1, 2004

Nintendo Co.,Ltd.
Yoshihiro Mori
Sr. Managing Director & GM
Corporate Analysis &
Administration Division

Notice of Financial Forecast Modifications

In light of the most recent situations of our operations, we modify financial forecasts of the fiscal year (April 1, 2003 - March 31, 2004), which were annnounced on Janunary 29, 2004 as follows:

1. Modifications of consolidated annual financial forecast (April 1, 2003 - March 31, 2004)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	510,000	85,000	54,000
Modified Forecast(B)	510,000	50,000	33,000
Net Increase/Decrease((B)-(A))	—	-35,000	-21,000
Percentage of Increase/Decrease (%)	—	-41.2	-38.9
Actual Result for the Fiscal Year Ended in March 2003	504,135	95,040	67,267

2. Modifications of non-consolidated annual financial forecast (April 1, 2003 - March 31, 2004)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	360,000	58,000	36,000
Modified Forecast(B)	360,000	35,000	18,000
Net Increase/Decrease((B)-(A))	—	-23,000	-18,000
Percentage of Increase/Decrease (%)	—	-39.7	-50.0
Actual Result for the Fiscal Year Ended in March 2003	482,162	97,969	61,157

3. Reason for modification

Due to stronger yen appreciation, foreign exchange loss is expected to be about 68 billion yen, which is about 38 billion yen over the previous forecast. As a result, recurring profit and net profit on consolidated and non-consolidated basis are expected to decline in comparison with the previous forecast.

Exchange rates per US dollar and Euro against Japanese yen were 105.69 yen and 128.88 yen respectively.

Note to the forecast: